UF 7-31-02

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02023514

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 5 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

L.J. Hart & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Ste. 325
(No. and Street)

St. Louis (City) Missouri (State) 63107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

800 Market Street, Ste. 1900 (Address) St. Louis, (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UF 7-31-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

NANCY S. SILER
NOTARY PUBLIC STATE OF MISSOURI
ST. CHARLES COUNTY
MY COMMISSION EXP. AUG. 2?,2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 15 2002

DIVISION OF MARKET REGULATION

L.J. Hart & Company

Statement of Financial Condition Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2001

Available for Public Inspection

L.J. Hart & Company

Index to Statement of Financial Condition
December 31, 2001

	Page(s)
Financial Statements:	
Report of Independent Accountants	1
Statement of Financial Condition	2
Notes to Financial Statements	3-6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Stockholder of
L. J. Hart & Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of L. J. Hart & Company (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2002

L.J. Hart & Company

Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 285,602
Receivable from clearing broker	532,602
Securities owned, at market	1,721,526
Deposit with clearing broker and other	40,952
Furniture and equipment (net of accumulated depreciation of $123,056)	108,811
Total assets	$ 2,689,493
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 7,567
Accrued liabilities	43,624
Obligation under capital lease	24,695
Total liabilities	75,886
Stockholder's equity:	
Common stock, $6 par value; 30,000 shares authorized, 10,000 shares issued and outstanding	60,000
Retained earnings	2,553,607
Total stockholder's equity	2,613,607
Total liabilities and stockholder's equity	$ 2,689,493

The accompanying notes are an integral part of these financial statements.

1. Description of the Business

L. J. Hart & Company (the "Company") is incorporated in the State of Missouri. The Company is a registered broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. which underwrites municipal securities and also operates as a broker and dealer of municipal securities. The Company's customer base is located primarily in the state of Missouri. The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of this financial statement:

A. Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis over estimated useful lives of five to ten years. Depreciation of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life or the length of the lease.

B. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade basis. Customer securities transactions are recorded on settlement date, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade date basis.

C. The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As a result, taxable income of the Company is included in the income tax returns of the shareholder in accordance with the provisions of the Internal Revenue Code.

D. Securities owned include marketable securities held for proprietary trading and are presented at market value as of the financial statement date. The market values are determined based on quoted market prices. Unrealized gains/losses are included in the results of operations.

E. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2001, the Company had net capital and minimum net capital required of $2,286,907 and $100,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 3.3% at December 31, 2001.

4. Receivable from Clearing Broker

Receivable from clearing broker includes amounts owed arising from settlement of securities transactions and amounts receivable from or payable to the clearing broker related to unsettled securities transactions.

5. Furniture and Equipment

The major classifications of furniture and equipment at December 31, 2001 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 74,285	10 years
Office equipment	118,944	5 years
Leasehold improvements	38,638	5 years
	231,867	
Accumulated depreciation	(123,056)	
	$ 108,811	

6. Accrued Liabilities

Accrued liabilities at December 31, 2001 are composed of the following:

Underwriting expenses	$ 26,734
Employee compensation and benefits	10,850
Other	6,040
	$ 43,624

7. Capital Lease Obligation

During 2001, the Company entered into an agreement to lease a copier for a period of five years. The lease is classified as a capital lease for financial reporting purposes. Payments made under the lease were $6,372 for the year ended December 31, 2001. The following are the future minimum lease payments under the capital lease obligation as of December 31, 2001:

2002	$ 8,496
2003	8,496
2004	8,496
2005	8,496
2006	2,560
Total future minimum lease payments	36,544
Less: Amount representing interest	11,849
Present value of future minimum lease payments	$ 24,695

8. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2001, all of the securities owned reflected on the Statement of Financial Condition are positions with and amounts due principally from this clearing broker. The Company consistently monitors the credit worthiness of the clearing broker, to mitigate the Company's exposure to credit risk.

9. Fair Value of Financial Instruments

Securities owned are carried at market value. The Company believes that the carrying amount of its other financial instruments is a reasonable estimate of their fair value. Assets, including cash and receivable from and deposit with clearing broker, are carried at cost which approximates fair value due to the short-term nature of the assets.

10. Related Party Transactions

The Company leases its office facilities from its shareholder under an informal arrangement.

11. Risks and Uncertainties

Securities owned are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

12. Retirement Plans

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a Company match up to 3% of gross wages.